UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2018

Commission File Number: 001-38049

Azul S.A.

(Name of Registrant)

Edifício Jatobá, 8th floor, Castelo Branco Office Park

Avenida Marcos Penteado de Ulhôa Rodrigues, 939

Tamboré, Barueri, São Paulo, SP 06460-040, Brazil.

+55 (11) 4831 2880

 (Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                     No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                     No ☒

Third Quarter Results 2018

Azul Reports Third Quarter Net Income of R$117 million

Revenue increased 23% year over year reaching a record R$2.4 billion

São Paulo, November 8th, 2018 – Azul S.A., “Azul” (B3:AZUL4, NYSE:AZUL) the largest airline in Brazil by number of cities and departures, announces today its results for the third quarter of 2018 (“3Q18”). The following financial information, unless stated otherwise, is presented in Brazilian reais and in accordance with International Financial Reporting Standards (IFRS).

Financial and Operating Highlights for 3Q18

▪  Operating income was R$174.1 million, representing a margin of 7.1%, even with the 25.1% devaluation of the Brazilian real and the 47.1% increase in fuel price per liter.

▪  EBITDAR increased 7.6% to R$675.4 million, representing a margin of 27.7%.

▪  Net income totaled R$116.6 million, compared to R$199.2 million in 3Q17.

Financial results (R$ million)	3Q18	3Q17	% ∆	9M18[1]	9M17	% ∆
Operating revenues	2,441.7	1,991.9	22.6%	6,724.1	5,587.4	20.3%
Operating income	174.1	243.0	-28.3%	525.8	551.0	-4.6%
Operating margin	7.1%	12.2%	-5.1 p.p.	7.8%	9.9%	-2.1 p.p.
EBITDAR	675.4	627.7	7.6%	1,880.9	1,663.9	13.0%
EBITDAR margin	27.7%	31.5%	-3.8 p.p.	28.0%	29.8%	-1.8 p.p.
Net income	116.6	199.2	-41.5%	565.4	218.9	158.3%
Net income per PN share (R$)	0.34	0.60	-42.7%	1.68	0.71	137.0%
Net income per ADS (US$)	0.25	0.57	-55.2%	1.26	0.67	87.2%

▪  Passenger traffic increased 20.2% over a capacity increase of 19.3%, resulting in a higher load factor of 83.7%, 0.6 percentage points higher than in 3Q17.

▪  In addition to the double-digit growth in capacity, RASK increased 2.7% year over year. Assuming a flat stage-length, RASK rose 8.0% year over year.

▪  Total CASK increased 8.7% despite the intense currency volatility and the sharp increase in fuel. CASK ex-fuel decreased 1.8%. On an exchange rate and fuel neutral basis, CASK would have been lower by 6.8%.

▪  Net financial expenses decreased 9.4% to R$96.2 million due to the lower average cost of debt.

▪  At the end of 3Q18, our total liquidity21position totaled R$4.1 billion, up R$ 1.0 billion compared to 3Q17, representing 46.2% of the last twelve months’ (LTM) revenues.

▪  Total debt considering the effect of currency swaps decreased R$99.6 million in the quarter to R$3.5 billion resulting in an adjusted net debt to EBITDAR leverage ratio of 4.2x.

▪  Azul’s operating fleet totaled 120 aircraft at the end of the quarter, including 17 next-generation A320neo aircraft, which represented 27% of total capacity. Average fleet utilization increased 10.5% year over year to 11.6 hours.

▪  Year to date, TudoAzul recorded a 36% increase in gross billings ex-Azul compared to the same period in 2017.

1 9M18 adjusted for non-recurring items incurred in 2Q18.

2 Includes cash and cash equivalents, short-term and long-term investments and accounts receivable.

Third Quarter Results 2018

▪  Azul cargo recorded a 62% year-over-year increase in revenue.

▪  Azul was the most on-time airline in Brazil in 9M18 and one of the top five in the world, with an on-time performance of 87.1% (FlightStats).

Recent Developments

▪  In October, Azul was nominated best airline in Latin America by Kayak, a leading global online travel search company. Azul led in all categories, including best crewmembers, boarding process, in-flight entertainment, comfort and food.

▪  Also in October, Azul announced its intention to fly to Bagé, its 101st domestic destination.

▪  Azul recently received its 18th A320neo and is on track to end 2018 with 20 next generation narrowbody aircraft.

Third Quarter Results 2018

Management Comments

Thanks to the dedication of our more than 11,000 crewmembers, in 3Q18 we recorded a positive net income of R$117 million and an operating margin of 7.1%. This is an important achievement considering the intense currency depreciation and the sharp increase in fuel prices over the last twelve months. We delivered one of the highest operating margins among Latin American carriers, and we continue to execute on our fleet transformation plan, a key driver of our future growth and margin expansion strategy.

We increased capacity by 19% and expanded revenue by 23% in 3Q18, generating a RASK increase of 2.7% year over year.   Additionally, our average stage length increased 10.5% to 1,023 kilometers in 3Q18 compared to 3Q17; adjusting for that effect, RASK rose 8.0% year over year. We expect business traffic to continue to strengthen as we face a more stable political environment and leisure demand to increase as we approach peak summer season.

Non-ticket revenue grew an impressive 37% year over year. On a per passenger basis, non-ticket revenue reached R$60 compared to R$48 in 3Q17, led by the 62% growth in cargo revenue and the 26% increase in ancillary revenues.

We have been proactive in adjusting our capacity to the changing fuel and currency environment while maintaining our focus on cost reduction through the addition of more efficient aircraft to our fleet. The 25% depreciation of the Brazilian real and the 47% increase in fuel had an impact of R$323 million in our results, representing 16 margin points. We were able to recover 11 margin points through higher revenue and cost efficiencies. Total CASK increased 8.7% while CASK excluding fuel decreased 1.8%. On an exchange rate and fuel neutral basis, total CASK would have decreased 6.8% year over year.

The performance of the A320neos in our network has surpassed all our expectations. Since adding the A320neos, for the sixth quarter in a row we have increased capacity, fares and RASK. These aircraft are flying on average 14 hours a day, and bringing up our average jet utilization rate to a leading 12.6 hours a day and improving connectivity across the system.  At the end of the quarter, we had 17 A320neos flying in only 27 out of 218 routes, representing 27% of total capacity. The A320neos have 56 additional seats compared to the E-Jets and have a 29% lower CASK. No other airline is transforming its fleet by replacing 118-seat aircraft with next-generation 174-seat planes.

We continue to run Brazil’s most reliable operation. Year to date our on-time rate was 87.1%, and we also ranked among the five most on-time airlines in the world. We were also recently elected best airline in Latin America by Kayak, a leading global online travel search company, in all categories evaluated, including crewmembers, boarding process, in-flight entertainment, comfort and food.

We are very proud of our strong corporate culture and social footprint. In October, we conducted our largest breast cancer awareness campaign, reaching more than two million customers and 11,000 crewmembers. Azul advocates the cause by honoring crewmembers who are survivors and raising awareness about prevention, not to mention our pink A320neo, a big hit wherever it flies.

TudoAzul, our wholly owned loyalty program, maintained its strong growth pace, reaching 10.5 million members, representing an addition of 2.3 million members over the last twelve months. We have also increased gross billings ex-Azul by 36%, with the majority of this increase coming from sales to banking partners and members.

Our cash position continues to be the strongest in the region totaling R$4.1 billion compared to R$3.8 billion in 2Q18 and representing 46.2% of last twelve months’ revenue. In addition to increasing our cash position, we decreased total debt quarter over quarter by R$100 million reaching R$3.5 billion.

Finally, I would like to thank our shareholders for their continued support.  We will work to keep your confidence and expect to continue making progress on our three margin expansion pillars: transforming our fleet, growing our loyalty program TudoAzul, and expanding other revenues.

John Rodgerson, CEO of Azul S.A.

Third Quarter Results 2018

Consolidated Financial Results

The following revised income statement and operating data should be read in conjunction with the quarterly results comments presented below. Prior periods presented have been adjusted to reflect adoption of new IFRS accounting standards effective from January 2018.

Income statement (R$ million)	3Q18	3Q17	% ∆	9M18[1]	9M17	% ∆

OPERATING REVENUES
Passenger	2,312.0	1,912.1	20.9%	6,380.8	5,334.1	19.6%
Other	129.6	79.8	62.4%	343.4	253.3	35.6%
Total operating revenues	2,441.7	1,991.9	22.6%	6,724.1	5,587.4	20.3%

OPERATING EXPENSES
Aircraft fuel	737.2	442.7	66.5%	1,877.5	1,324.3	41.8%
Salaries, wages and benefits	369.9	328.8	12.5%	1,058.4	929.7	13.8%
Aircraft and other rent	413.7	295.3	40.1%	1,101.8	866.4	27.2%
Landing fees	157.2	130.0	20.9%	443.2	361.3	22.7%
Traffic and customer servicing	104.8	92.9	12.8%	295.6	260.4	13.5%
Sales and marketing	100.1	81.7	22.5%	262.1	220.0	19.1%
Maintenance materials and repairs	173.2	158.8	9.0%	443.0	434.1	2.0%
Depreciation and amortization	87.6	89.4	-2.0%	253.3	246.6	2.7%
Other operating expenses	123.9	129.3	-4.2%	463.6	393.6	17.8%
Total operating expenses	2,267.5	1,748.9	29.7%	6,198.3	5,036.4	23.1%
Operating income	174.1	243.0	-28.3%	525.8	551.0	-4.6%
Operating Margin	7.1%	12.2%	-5.1 p.p.	7.8%	9.9%	-2.1 p.p.

FINANCIAL RESULT
Financial income	9.7	35.0	-72.1%	33.6	69.2	-51.5%
Financial expenses	(106.0)	(141.2)	-24.9%	(288.6)	(418.5)	-31.0%
Derivative financial instruments	36.9	16.9	118.6%	350.5	(88.6)	n.a.
Foreign currency exchange, net	(35.0)	19.9	n.a.	(187.9)	53.7	n.a.
Result from related party transactions, net	95.8	24.0	299.4%	276.5	44.6	519.6%
Income before income taxes	175.6	197.5	-11.1%	709.9	211.4	235.8%

Income tax and social contribution	(1.5)	(1.8)	-17.6%	(2.5)	6.5	n.a.
Deferred income tax	(57.5)	3.5	n.a.	(141.9)	1.0	n.a.
Net income	116.6	199.2	-41.5%	565.4	218.9	158.3%
Net margin	4.8%	10.0%	-5.2 p.p.	8.4%	3.9%	+4.5 p.p.

Weighted average of preferred equivalent shares	338,413,666	331,587,589	2.1%	337,334,525	309,500,841	9.0%
Fully diluted shares	344,837,569	338,104,681	2.0%	344,544,869	315,556,375	9.2%
Basic net income per PN share (R$)	0.34	0.60	-42.7%	1.68	0.71	137.0%
Diluted net income per PN share (R$)	0.34	0.59	-42.6%	1.64	0.69	136.5%
Basic net income per ADS (US$)	0.25	0.57	-55.2%	1.26	0.67	87.2%
Diluted net income per ADS (US$)	0.25	0.56	-54.4%	1.23	0.65	88.1%

1 9M18 adjusted for non-recurring items in 2Q18.

Third Quarter Results 2018

Operating Data	3Q18	3Q17	% ∆	9M18	9M17	% ∆

ASKs (million)	7,701	6,454	19.3%	21,928	18,794	16.7%
Domestic	5,748	5,084	13.1%	16,396	15,397	6.5%
International	1,953	1,370	42.6%	5,531	3,397	62.9%
RPKs (million)	6,447	5,364	20.2%	17,994	15,379	17.0%
Domestic	4,740	4,148	14.3%	13,188	12,316	7.1%
International	1,707	1,216	40.4%	4,806	3,062	56.9%
Load factor (%)	83.7%	83.1%	+0.6 p.p.	82.1%	81.8%	+0.2 p.p.
Domestic	82.5%	81.6%	+0.9 p.p.	80.4%	80.0%	+0.4 p.p.
International	87.4%	88.8%	-1.4 p.p.	86.9%	90.2%	-3.3 p.p.

Average fare (R$) [1]	380	342	11.1%	371	322	15.0%
Revenue passengers (thousands)	6,086	5,594	8.8%	17,207	16,540	4.0%
Block hours	112,790	101,336	11.3%	324,297	305,785	6.1%
Aircraft utilization (hours per day)	11.6	10.4	11.5%	10.8	10.6	2.4%
Departures	67,526	64,279	5.1%	196,464	196,301	0.1%
Average stage length (km)	1,023	926	10.5%	1,007	893	12.8%
End of period operating aircraft	120	118	1.7%	120	118	1.7%
Fuel consumption (thousands of liters)	267,557	236,376	13.2%	772,903	695,482	11.1%
Employees	11,347	10,436	8.7%	11,347	10,436	8.7%
End of period employees per aircraft	95	88	6.9%	95	88	6.9%

Yield per passenger kilometer (cents) [1]	35.86	35.65	0.6%	35.46	34.69	2.2%
RASK (cents) [1]	31.71	30.86	2.7%	30.66	29.73	3.1%
PRASK (cents) [1]	30.02	29.63	1.3%	29.10	28.38	2.5%
CASK (cents) [1]	29.45	27.10	8.7%	28.27	26.80	5.5%
CASK ex-fuel (cents) [1]	19.87	20.24	-1.8%	19.70	19.75	-0.2%
Fuel cost per liter	2.76	1.87	47.1%	2.43	1.90	27.6%
Break-even load factor (%)	77.7%	73.0%	+4.8 p.p.	75.6%	73.8%	+1.9 p.p.

Average exchange rate	3.96	3.16	25.1%	3.60	3.17	13.5%
End of period exchange rate	4.00	3.17	26.4%	4.00	3.17	26.4%
Inflation (IPCA - LTM)	4.53%	2.81%	+1.7 p.p.	4.53%	2.81%	+1.7 p.p.
WTI (average per barrel, US$)	69.43	48.20	44.0%	66.74	49.38	35.2%
Heating Oil (US$)	214.37	151.41	41.6%	206.79	156.82	31.9%

1 9M18 adjusted for non-recurring items in 2Q18.

Operating Revenue

In 3Q18 Azul recorded an operating revenue of R$2.4 billion, 22.6% higher than the same period last year, due to a 20.9% increase in passenger revenue and a 62.4% increase in other revenue.

Passenger traffic (RPK) increased 20.2% on a capacity growth of 19.3%, representing a load factor of 83.7%, 0.6 percentage points higher than 3Q17. Passenger revenue per ASK (PRASK) increased 1.3% year over year, mostly due to the increase in fares and load factor. Additionally, our average stage length increased 10.5% to 1,023 kilometers in 3Q18 compared to the same period last year. Adjusting for this effect, PRASK would have risen 6.5% year over year.

Other revenue increased 62.4% or R$49.8 million mainly due to a 62% increase in cargo revenue. As a result, total revenue per ASK (RASK) increased 2.7% year over year. Adjusting for the increase in stage length, total RASK increased 8.0% during the same period.

Third Quarter Results 2018

R$ cents	3Q18	3Q17	% ∆	9M18[1]	9M17	% ∆
Operating revenue per ASK
Passenger revenue	30.02	29.63	1.3%	29.10	28.38	2.5%
Other revenue	1.68	1.24	36.1%	1.57	1.35	16.2%
Operating revenue (RASK)	31.71	30.86	2.7%	30.66	29.73	3.1%
Operating expenses per ASK
Aircraft fuel	9.57	6.86	39.6%	8.56	7.05	21.5%
Salaries, wages and benefits	4.80	5.10	-5.7%	4.83	4.95	-2.4%
Aircraft and other rent	5.37	4.58	17.4%	5.02	4.61	9.0%
Landing fees	2.04	2.01	1.3%	2.02	1.92	5.1%
Traffic and customer servicing	1.36	1.44	-5.4%	1.35	1.39	-2.7%
Sales and marketing	1.30	1.27	2.7%	1.20	1.17	2.1%
Maintenance materials and repairs	2.25	2.46	-8.6%	2.02	2.31	-12.5%
Depreciation and amortization	1.14	1.38	-17.9%	1.16	1.31	-12.0%
Other operating expenses	1.61	2.00	-19.7%	2.11	2.09	0.9%
Total operating expenses (CASK)	29.45	27.10	8.7%	28.27	26.80	5.5%

Operating income per ASK (RASK - CASK)	2.26	3.76	-39.9%	2.40	2.93	-18.2%

1 9M18 adjusted for non-recurring items in 2Q18.

Operating Expenses

Operating expenses totaled R$2.3 billion, representing an increase of 29.7% over 3Q17. Cost per ASK (CASK) increased 8.7% to 29.45 cents mainly due to the 25.1% depreciation of the Brazilian real and the 47.1% increase in fuel price per liter, partially offset by the addition of next-generation A320neo aircraft, which are more fuel efficient, and the 19.3% increase in ASKs year over year. Excluding fuel, operating expenses per ASK decreased 1.8%.

The breakdown of our operating expenses is as follows:

▪  Aircraft fuel increased 66.5% year over year to R$737.2 million mostly due to (i) the 47.1% increase in fuel price per liter, and (ii) a 11.3% increase in the number of block hours. This increase was partially offset by the A320neos, which are more fuel-efficient. On a per-ASK basis, aircraft fuel increased 39.6%.

▪  Salaries, wages and benefits increased 12.5% or R$41.1 million year over year mostly due to (i) a capacity growth of 19.3%, and (ii) a 2.5% increase in salaries as a result of collective bargaining agreements with labor unions applicable to all airline employees in Brazil in 2018.  On a per-ASK basis, salaries, wages and benefits decreased 5.7%.

▪  Aircraft and other rent expenses totaled R$413.7 million in 3Q18, 40.1% higher than in the same period last year mostly due to (i) the 25.1% average depreciation of the Brazilian real against the U.S. dollar and (ii) an increase in the number of aircraft under operating leases from 115 in 3Q17 to 120 in 3Q18. On a per-ASK basis, aircraft rent increased 17.4% over 3Q17.

▪  Landing fees increased 20.9% or R$27.2 million in 3Q18 compared to 3Q17 mostly due to the 19.3% growth in ASKs and the 10.5% increase in the average stage length. Landing fees per ASK increased 1.3%.

▪  Traffic and customer servicing expenses increased 12.8% or R$11.9 million mostly due to (i) the 19.3% increase in ASKs leading to an 8.8% increase in the number of passengers from 5.6 million in 3Q17 to 6.1 million in 3Q18, and (ii) a higher number of international flights, which have higher catering and handling expenses. On a per-ASK basis, traffic and customer servicing expenses decreased 5.4%.

▪  Sales and marketing increased 22.5% to R$100.1 million mostly due to (i) the 20.9% increase in passenger revenues leading to an increase in credit card fees and commissions, (ii) an increase in the number of international flights, which have higher distribution costs, and (iii) an increase in cargo commissions as a result of the 62% increase in cargo revenue. On a per-ASK basis, sales and marketing increased 2.7%.

Third Quarter Results 2018

▪  Maintenance materials and repairs increased 9.0% or R$14.4 million mostly due to the 25.1% average depreciation of the Brazilian real against the U.S. dollar, offset by (i) a higher investment in spare parts, and (ii) insourcing of certain E-Jet maintenance activities. Maintenance materials and repairs per ASK decreased 8.6%.

▪  Depreciation and amortization decreased 2.0% or R$1.8 million due to a reduction in the number of aircraft under finance leases from 27 in 3Q17 to 20 in 3Q18. On a per-ASK basis, depreciation and amortization decreased 17.9%.

▪  Other operating expenses decreased 4.2% or R$5.4 million mainly due to revised provisions and lower compensation claims.  On a per-ASK basis, other operating expenses decreased 19.7%.

Non-Operating Results

Net financial results (R$ million)	3Q18	3Q17	% ∆	9M18	9M17	% ∆

Financial income	9.7	35.0	-72.1%	33.6	69.2	-51.5%
Financial expenses	(106.0)	(141.2)	-24.9%	(288.6)	(418.5)	-31.0%
Derivative financial instruments	36.9	16.9	118.6%	350.5	(88.6)	n.a.
Foreign currency exchange, net	(35.0)	19.9	n.a.	(187.9)	53.7	n.a.
Net financial results	(94.4)	(69.4)	36.0%	(92.4)	(384.2)	-75.9%

Financial income decreased R$25.2 million mostly due to (i) the reduction of the Brazilian risk-free rate (“CDI”) from an average of 9.1% in 3Q17 to 6.4% in 3Q18 and (ii) a tax credit of R$18.0 million in connection with the Company’s adherence to a special tax recovery program in 3Q17 compared to no tax credit benefit related to this program in 3Q18.

Financial expenses decreased 24.9% to R$106 million as a result of (i) the reduction of the Brazilian risk-free rate (“CDI”) from 9.1% in 3Q17 to 6.4% in 3Q18, (ii) lower fees expenses, and (iii) a lower average cost of debt from 7.1% to 6.2%.

Derivative financial instruments resulted in a net gain of R$36.9 million in 3Q18 compared to a net gain of R$16.9 million in the same period last year mostly due to a gain of R$27.9 million related to hedges in connection with the issuance of an unsecured U.S. dollar bond.

As of September 30, 2018, Azul had locked in fuel contracts for approximately 15% for the next twelve months’ consumption through derivative financial instruments and fixed price contracts with our main supplier.

Foreign currency exchange, net. Azul recorded a non-cash foreign currency loss of R$35.0 million, mainly due to the 3.8% depreciation of the Brazilian real from June 30, 2018 to September 30, 2018, resulting in an increase in loans denominated in foreign currency, partially offset by the higher value of the TAP bond and security deposits and maintenance reserves. Our foreign currency denominated non-aircraft loans are fully hedged and, therefore, any foreign currency variation associated with these loans are offset and that result is recorded under derivative financial instruments.

Results from related parties transactions, net.  In 3Q18, we recorded a gain of R$95.8 million, mostly due to the increase in fair value of the TAP bond call option, which is priced in euros and is convertible into 41.25% of the equity value of the Portuguese carrier.

Third Quarter Results 2018

Liquidity and Financing

Azul closed the quarter with R$4.1 billion in cash, cash equivalents, short-term and long-term investments, and receivables, compared to R$3.8 billion in 2Q18, representing 46.2% of its last twelve months’ revenue. Taking advantage of this comfortable liquidity position and high credit rating, Azul eliminated all restriction on cash as of September 30, 2018.

Compared to the previous quarter, total debt considering debt hedges decreased R$99.6 million reaching R$3.5 billion, mostly due to the repayment of loans totaling R$223.9 million, partially offset by the 3.8% depreciation of the Brazilian real from June 30, 2018 to September 30, 2018. Our leverage ratio measured as adjusted net debt to EBITDAR totaled 4.2 compared to 4.0 in the previous quarter mostly due to the depreciation of the Brazilian real.

Azul has hedged 100% of the currency risk of the principal and interest payments for the US$400 million unsecured U.S. dollar denominated bond issued in 2017. As of September 30, 2018 this currency swap was recorded as a net asset of R$226.9 million under long-term derivative financial instrument. Azul’s commitment to minimize foreign currency exposure on its working capital debt reflects its focus on delivering sustainable results, reducing currency volatility on its income statement and protecting its cash flows.

Liquidity (R$ million)	3Q18	3Q17	% ∆	2Q18	% ∆
Cash[1]	2,777.0	2,265.3	22.6%	2,665.5	4.2%
Accounts receivable	1,340.8	809.4	65.6%	1,175.7	14.0%
Total Liquidity	4,117.8	3,074.7	33.9%	3,841.2	7.2%
Liquidity as % of LTM adjusted revenues	46.2%	41.5%	+4.7 p.p.	45.4%	+0.8 p.p.
[1] Includes cash and cash equivalents and short-term and long-term investments.

As of September 30, 2018, Azul’s average debt maturity was 4.0 years and the average interest rate for local and dollar-denominated obligations was 6.8% and 5.0%, respectively. Additionally, considering currency swap agreements, approximately 67% of Azul’s total debt and 99% of non-aircraft debt were denominated in Brazilian reais at the end of the quarter.

As demonstrated in the graphic below, Azul’s US dollar liability exposure totaled R$1.2 billion as of September 30, 2018, lower than its R$6.1 billion position of assets denominated in foreign currency at the end of the quarter, consisting of (i) R$382.9 million in cash, (ii) R$2.8 billion in aircraft engines and spare parts, (iii) R$1.6 billion in security deposits and maintenance reserves abroad, and (iv) a R$1.2 billion TAP bond investment convertible into 41.25% of the Portuguese carrier’s equity. Aircraft, engines, and spare parts are not restated to reflect changes in currency every quarter but are commercialized in dollars.

Limited Foreign Exchange Exposure (R$ million)

1 Includes aircraft, engines and spare parts

2 Excludes hedged debt in foreign currency totaling R$1,734.4 million

Third Quarter Results 2018

Loans and financing (R$ million) [1]	3Q18	3Q17	% ∆	2Q18	% ∆

Aircraft financing	1,334.9	1,492.0	-10.5%	1,463.4	-8.8%
Other loans, financing and debentures	2,177.8	1,413.0	54.1%	2,148.9	1.3%
% of non-aircraft debt in local currency	99.1%	98.4%	+0.7 p.p.	99.1%	+0.0 p.p.
Gross debt	3,512.7	2,905.0	20.9%	3,612.3	-2.8%
Short term	435.8	1,011.1	-56.9%	542.3	-19.6%
Long term	3,076.9	1,893.8	62.5%	3,070.0	0.2%
% of total gross debt in local currency	66.9%	45.1%	+21.8 p.p.	65.6%	+1.3 p.p.
Operating leases (off-balance sheet)	9,920.0	8,037.9	23.4%	9,091.6	9.1%
Loans and financing adjusted for operating leases	13,432.7	10,942.8	22.8%	12,703.9	5.7%
[1] Considers the effect of currency hedges on debt.

Key financial ratios (R$ million)	3Q18	3Q17	% ∆	2Q18	% ∆

Cash[1]	2,777.0	2,265.3	22.6%	2,665.5	4.2%
Gross debt	3,512.7	2,905.0	20.9%	3,612.3	-2.8%
Net debt	735.7	639.7	15.0%	946.8	-22.3%
Capitalized aircraft rent	9,920.0	8,037.9	23.4%	9,091.6	9.1%
Adjusted[2] net debt / EBITDAR (LTM)	4.2	4.0	5.6%	4.0	4.2%
[1] Includes cash and cash equivalents and short-term and long-term investments.
[2] Net debt adjusted to reflect the capitalization of aircraft rent corresponding to 7x of LTM rent and EBITDAR adjusted to reflect non-recurring items.

Third Quarter Results 2018

Fleet and Capital Expenditures

As of September 30, 2018, Azul had a total operating fleet of 120 aircraft consisting of 63 E-jets, 33 ATRs, 17 A320neos, and seven A330s with an average age of 6.0 years. The Company’s contractual fleet totaled 140 aircraft, of which 20 were under finance leases and 120 under operating leases. The 20 aircraft not included in our operating fleet consisted of 15 aircraft subleased to TAP, four ATRs that were in redelivery process and one freighter aircraft that was being prepared to enter our network.

A detailed breakdown of Azul’s total fleet is presented below.

Total Contractual Fleet

Aircraft	Number of seats	3Q18	3Q17	% ∆	2Q18	% ∆
A330	242-271	7	7	0.0%	7	0.0%
A320neo	174	17	8	112.5%	15	13.3%
E-Jets	106-118	72	79	-8.9%	75	-4.0%
ATRs	70	43	48	-10.4%	44	-2.3%
B737 Freighter	-	1	-	n.a.	-	n.a.
Total[1]		140	142	-1.4%	141	-0.7%
Aircraft under operating leases		120	115	4.3%	118	1.7%

[1] Includes aircraft subleased to TAP.

Total Operating Fleet

Aircraft	Number of seats	3Q18	3Q17	% ∆	2Q18	% ∆
A330	242-271	7	6	16.7%	7	0.0%
A320neo	174	17	8	112.5%	15	13.3%
E-Jets	106-118	63	70	-10.0%	66	-4.5%
ATRs	70	33	34	-2.9%	33	0.0%
Total		120	118	1.7%	121	-0.8%

Capex

Capital expenditures totaled R$148.3 million in 3Q18, mostly due to the acquisition of spare parts and the capitalization of engine overhaul events on owned aircraft.

(R$ million)	3Q18	3Q17	% ∆	9M18	9M17	% ∆
Aircraft related	166.4	141.9	17.3%	501.7	377.5	32.9%
Pre-delivery payments	-	-	n.a.	-	48.8	n.a.
Other	(18.1)	11.7	-254.7%	38.8	43.9	-11.8%
Acquisition of property and equipment	148.3	153.6	-3.4%	540.5	470.2	14.9%

Third Quarter Results 2018

2018 Outlook

We have been proactive in adjusting our capacity to the changing fuel and currency environment and have kept our growth at the lower end of the guidance.

As a result, we expect operating margin for the year to be around 9% and CASK ex-fuel to decrease around 1% year over year.

	2018 Guidance			9M18
Total ASK growth Domestic International	16% 7% 50%	to to to	18% 9% 55%	16.7% 6.5% 62.9%
CASK ex-fuel	-1%	to	-3%	-0.2%
Operating margin*	9%	to	11%	7.8%

*Excludes non-recurring items

Third Quarter Results 2018

Conference Call Details

Thursday, November 8th, 2018

12:00 p.m. (EST) | 3:00 p.m. (Brasília time)

USA: +1 412 317-6029

Brazil: +55 11 3193-1001 or +55 11 2820-4001

Code: AZUL

Webcast: www.voeazul.com.br/ir

Replay:

+55 11 3193-1012 or +55 11 2820-4012

Code: 6237454#

About Azul

Azul S.A. (B3: AZUL4, NYSE: AZUL), the largest airline in Brazil by number of cities served, offers 766 daily flights to 110 destinations. With an operating fleet of 120 aircraft and more than 10,000 crewmembers, the Company has a network of 218 non-stop routes as of September 30, 2018. This year, Azul was awarded best airline in Latin America by TripAdvisor Travelers’ Choice and by Kayak’s Flight Hacker Guide, and also best regional carrier in South America for the eighth consecutive time by Skytrax. Azul also ranked as most on-time airline in Brazil and most on-time low-cost carrier in the Americas in 2017 according to OAG's Punctuality League, the industry's most comprehensive annual ranking of on-time performance. For more information visit www.voeazul.com.br/ir.

Contact:

Investor Relations Tel: +55 11 4831 2880 invest@voeazul.com.br	Media Relations Tel: +55 11 4831 1245 imprensa@voeazul.com.br

Third Quarter Results 2018

Balance Sheet – IFRS (Unaudited)

(R$ million)	September 30, 2018	September 30, 2017	June 30, 2018
Assets	11,448.0	9,009.2	10,963.5
Current assets	3,623.9	2,662.4	3,423.9
Cash and cash equivalents	893.7	485.9	849.0
Short-term investments	667.6	932.9	725.3
Restricted investments	-	38.8	0.5
Trade and other receivables	1,340.8	809.4	1,175.7
Inventories	198.4	134.4	171.5
Assets held for sale	-	-	96.6
Taxes recoverable	257.7	102.4	177.0
Derivative financial instruments	41.6	6.0	29.7
Prepaid expenses	127.7	88.5	103.3
Other current assets	96.5	64.1	95.5
Non-current assets	7,824.1	6,346.8	7,539.5
Related parties	12.3	9.2	11.7
Long-term investments	1,215.7	807.8	1,090.7
Security deposits and maintenance reserves	1,597.9	1,164.2	1,569.4
Derivative financial instruments	516.3	0.7	461.7
Prepaid expenses	20.0	-	16.6
Other non-current assets	321.6	160.3	272.8
Property and equipment	3,142.3	3,254.4	3,144.6
Intangible assets	998.0	950.3	972.1
Liabilities and equity	11,448.0	9,009.2	10,963.5
Current liabilities	3,866.5	3,861.3	3,620.9
Loans and financing	435.8	1,011.1	542.3
Accounts payable	1,197.6	874.3	1,097.9
Air traffic liability	1,646.7	1,354.6	1,469.1
Salaries, wages and benefits	301.2	245.5	253.8
Insurance premiums payable	0.1	0.3	7.7
Taxes payable	33.5	31.4	29.7
Federal tax installment payment program	9.7	32.1	9.7
Derivative financial instruments	55.9	164.0	41.6
Other current liabilities	186.1	148.0	169.1
Non-current liabilities	4,631.7	2,665.9	4,477.2
Loans and financing	3,317.4	1,893.8	3,292.2
Derivative financial instruments	381.9	10.8	310.3
Deferred income taxes	398.3	229.5	351.9
Federal tax installment payment program	98.1	116.6	100.6
Provision for tax, civil and labor risk	85.9	76.1	80.5
Other non-current liabilities	350.1	339.0	341.6
Equity	2,949.8	2,482.1	2,865.4
Issued capital	2,205.2	2,156.3	2,204.9
Capital reserve	1,900.0	1,894.3	1,901.1
Treasury shares	(9.4)	(1.7)	(13.8)
Accumulated other comprehensive income (loss)	(171.6)	(12.9)	(135.9)
Accumulated losses	(974.4)	(1,553.9)	(1,091.0)

Third Quarter Results 2018

Cash Flow Statement – IFRS (Unaudited)

(R$ million)	3Q18	3Q17	% ∆	9M18	9M17	% ∆

Cash flows from operating activities
Income (loss) for the quarter	116.6	199.2	-41.5%	282.1	218.9	28.9%
Total non-cash adjustments	142.0	62.7	126.5%	316.5	481.7	-34.3%
Total working capital adjustments	(35.4)	255.2	n.a.	(327.2)	(191.9)	70.5%
Net cash flows (used) provided by operations	223.2	517.2	-56.8%	271.4	508.7	-46.7%
Interest paid	(23.7)	(93.6)	-74.7%	(129.2)	(253.0)	-48.9%
Net cash (used) provided by operating activities	199.5	423.6	-52.9%	142.2	255.7	-44.4%

Cash flows from investing activities
Short-term investment	63.3	(29.9)	n.a.	391.1	(535.4)	n.a.
Long-term investment	-	-	n.a.	-	1.1	n.a.
Restricted investments	0.6	42.5	-98.7%	5.6	90.5	-93.8%
Cash received on sale of property and equipment	164.5	64.7	154.3%	363.2	177.3	104.8%
Acquisition of intangible	(38.3)	(8.5)	351.1%	(72.2)	(35.0)	106.3%
Acquisition of property and equipment	(148.3)	(153.6)	-3.4%	(540.5)	(470.2)	14.9%
Net cash (used) provided by investing activities	41.8	(84.8)	n.a.	147.2	(771.7)	n.a.

Cash flows from financing activities
Loans
Proceeds	-	-	n.a.	98.9	183.3	-46.0%
Repayment	(183.8)	(153.0)	20.2%	(832.2)	(951.2)	-12.5%
Debentures
Proceeds	-	-	n.a.	500.0	197.1	153.6%
Repayment	(40.1)	(200.2)	-80.0%	(123.7)	(200.2)	-38.2%
Redemption of preferred shares	-	-	n.a.	-	(44.7)	n.a.
Related parties	-	0.3	n.a.	-	-	n.a.
Capital increase	0.3	5.3	-94.8%	31.2	1,260.1	-97.5%
Treasury shares	-	(1.7)	n.a.	(11.0)	(1.7)	557.3%
Loan to shareholder	-	(26.0)	n.a.	76.9	(26.0)	n.a.
Sales and leaseback	-	39.5	n.a.	11.9	39.5	n.a.
Net cash (used) provided by financing activities	(223.6)	(335.8)	-33.4%	(248.0)	456.2	n.a.

Exchange gain and (losses) on cash and cash equivalents	27.0	(18.2)	n.a.	90.0	(3.5)	n.a.

Increase (decrease) in cash and cash equivalents	44.7	(15.1)	n.a.	131.4	(63.3)	n.a.

Cash and cash equivalents at the beginning of the period	849.0	500.9	69.5%	762.3	549.2	38.8%
Cash and cash equivalents at the end of the period	893.7	485.9	83.9%	893.7	485.9	83.9%

EBITDAR Reconciliation

R$ million	3Q18	3Q17	% ∆	9M18[1]	9M17	% ∆
Net income	116.6	199.2	-41.5%	565.4	218.9	158.3%
Income taxes	(59.0)	1.7	n.a.	(144.5)	7.5	n.a.
Net financial result	(94.4)	(69.4)	36.0%	(92.4)	(384.2)	-75.9%
Related parties result	95.8	24.0	299.4%	276.5	44.6	519.6%
Operating income	174.1	243.0	-28.3%	525.8	551.0	-4.6%
Depreciation and amortization	87.6	89.4	-2.0%	253.3	246.6	2.7%
EBITDA	261.7	332.3	-21.3%	779.1	797.5	-2.3%
Aircraft and other rent	413.7	295.3	40.1%	1,101.8	866.4	27.2%
EBITDAR	675.4	627.7	7.6%	1,880.9	1,663.9	13.0%

1 9M18 adjusted for non-recurring items in 2Q18.

Third Quarter Results 2018

Glossary

Aircraft Utilization
Average number of block hours per day per aircraft operated.

Available Seat Kilometers (ASK)

Number of aircraft seats multiplied by the number of kilometers flown.

Completion Factor

Percentage of accomplished flights.

Cost per ASK (CASK)
Operating expenses divided by available seat kilometers.

Cost per ASK ex-fuel (CASK ex-fuel)

Operating expenses divided by available seat kilometers excluding fuel expenses.

EBITDAR

Earnings before interest, taxes, depreciation, amortization, and aircraft rent. A common metric used in the airline industry to measure operating performance.

Load Factor

Number of passengers as a percentage of number of seats flown (calculated by dividing RPK by ASK).

Revenue Passenger Kilometers (RPK)

One-fare paying passenger transported one kilometer. RPK is calculated by multiplying the number of revenue passengers by the number of kilometers flown.

Passenger Revenue per Available Seat Kilometer (PRASK)

Passenger revenue divided by available seat kilometers (also equal to load factor multiplied by yield).

Revenue per ASK (RASK)
Operating revenue divided by available seat kilometers.

Stage Length
The average number of kilometers flown per flight.

Trip Cost
Average cost of each flight calculated by dividing total operating expenses by total number of departures.

Yield

Average amount paid per passenger to fly one kilometer. Usually, yield is calculated as average revenue per revenue passenger kilometer, or cents per RPK.

Third Quarter Results 2018

This press release includes estimates and forward-looking statements within the meaning of the U.S. federal securities laws. These estimates and forward-looking statements are based mainly on our current expectations and estimates of future events and trends that affect or may affect our business, financial condition, results of operations, cash flow, liquidity, prospects and the trading price of our preferred shares, including in the form of ADSs. Although we believe that these estimates and forward-looking statements are based upon reasonable assumptions, they are subject to many significant risks, uncertainties and assumptions and are made in light of information currently available to us. In addition, in this release, the words “may,” “will,” “estimate,” “anticipate,” “intend,” “expect,” “should” and similar words are intended to identify forward-looking statements. You should not place undue reliance on such statements, which speak only as of the date they were made. Azul is not under the obligation to update publicly or to revise any forward-looking statements after we distribute this press release because of new information, future events or other factors.  Our independent public auditors have neither examined nor compiled the forward-looking statements and, accordingly, do not provide any assurance with respect to such statements.  In light of the risks and uncertainties described above, the future events and circumstances discussed in this release might not occur and are not guarantees of future performance. Because of these uncertainties, you should not make any investment decision based upon these estimates and forward-looking statements.

In this press release, we present EBITDAR, which is a non-IFRS performance measure and is not a financial performance measure determined in accordance with IFRS and should not be considered in isolation or as alternatives to operating income or net income or loss, or as indications of operating performance, or as alternatives to operating cash flows, or as indicators of liquidity, or as the basis for the distribution of dividends. Accordingly, you are cautioned not to place undue reliance on this information.

This metric is included as supplemental disclosure because (i) we believe EBITDAR is traditionally used by aviation analysts and investors to determine the equity value of airlines and (ii) EBITDAR is one of the metrics used in our debt financing instruments for financial reporting purposes. We believe EBITDAR is useful for equity valuation purposes because (i) its calculation isolates the effects of financing in general, as well as the accounting effects of capital spending and acquisitions (primarily aircraft) which may be acquired directly subject to acquisition debt (loans and finance leases) or by operating leases, each of which is presented differently for accounting purposes and (ii) using a multiple of EBITDAR to calculate enterprise value allows for an adjustment to the balance sheet to recognize estimated liabilities arising from off-balance sheet operating leases. However, EBITDAR is not a financial measure in accordance with IFRS, and should not be viewed as a measure of overall performance or considered in isolation or as an alternative to net income, an alternative to operating cash flows, a measure of liquidity, or the basis for dividend distribution because it excludes the cost of aircraft and other rent and is provided for the limited purposes contained herein.

The valuation measure EBITDAR has limitations as an analytical tool. Some of these limitations are: (i) EBITDAR does not reflect our cash expenditures, or future requirements, for capital expenditures or contractual commitments; (ii) EBITDAR does not reflect changes in, or cash requirements for, our working capital needs; (iii) EBITDAR does not reflect the significant interest expense, or the cash requirements necessary to service interest or principal payments, on our debts; (iv) although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future and EBITDAR does not reflect any cash requirements for such replacements; and (v) is susceptible to varying calculations and therefore may differ materially from similarly titled measures presented by other companies in our industry, limiting their usefulness as comparative measures. Because of these limitations EBITDAR should not be considered in isolation or as a substitute for financial measures calculated in accordance with IFRS. Other companies may calculate EBITDAR differently than us.

SIGNATURES

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:    November 8, 2018

                                                                                                                Azul S.A.

                                                                                                                By:   /s/ Alexandre Wagner Malfitani
                                                                                                                Name: Alexandre Wagner Malfitani
                                                                                                                Title: Chief Financial Officer